April 16, 2015

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.
Registration Statement on Form N-2
Filed on April 16, 2015

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Commission on April 16, 2015 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The Registration Statement, upon effectiveness, is intended to replace the Company’s shelf registration statement on Form N-2 (File No. 333-196969) (the “Prior Registration Statement”).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in the Prior Registration Statement, except for:

•	revisions reflecting certain factual updates related to the Company, current regulatory conditions and current market conditions;
•	revisions reflecting current information about the Company’s board of directors and executive officers;

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Larry L. Greene

Securities and Exchange Commission

•	revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, including the exemptive relief order granted to the Company by the Commission on December 16, 2014, the Company’s status as a large accelerated filer as of December 31, 2014 and the Company’s stock repurchase plan entered into on November 5, 2014;

•	the removal of shares previously registered on behalf of certain selling stockholders;

•	the inclusion of audited financial statements and related financial data for the period ended December 31, 2014, together with disclosure relating thereto; and

•	revisions to reflect other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Jennifer Porter

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP